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                                                               EXHIBIT (a)(1)(U)















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                                                     (DELTA LOGO)
                                                     Delta Air Lines, Inc.
                                                     Post Office Box 20706
                                                     Atlanta, Georgia 30320-6001



                                                     May 28, 2003

Dear Colleague:

I am pleased to provide to you the enclosed information concerning the Stock Option Exchange program, which was approved by Delta shareowners and the Board of Directors in April 2003. Before you review the details of how you can participate in the program, let me first provide some background on why the program is being offered and what Delta hopes to accomplish as a result.

In the face of continued industry and economic pressures over the past few years, Delta's common stock price has declined considerably, falling well below the grant price of the significant majority of stock options owned by employees. As a result, most of these options are now "underwater." Through participation in the Stock Option Exchange program, option holders have the opportunity to exchange these underwater options for a fewer number of replacement options with a new exercise price. The replacement options are expected to be granted in December 2003 to those who have chosen to participate and who are eligible employees at that time. This exchange opportunity is intended to restore the original retention and performance incentives of stock options currently owned by Delta employees and thereby more closely align the interests of all shareowners in increased share value.

The choice to exchange your options is yours alone, and you are encouraged to consult a financial advisor and a tax advisor before you make a final decision. Depending on your personal circumstances, there are potential benefits and some risks to participating in the exchange. The comprehensive material enclosed is intended to answer your questions. Additionally, an on-line calculator that may assist you in the decision-making process is available on DeltaNet at the HR Employee Connection site.

I hope you will give the Stock Option Exchange program careful consideration. If you decide to take part in the program, please remember that your election to participate must be submitted before 7:00 p.m. on June 25, 2003.

As always, thank you for the pride you bring to the job you do each day, and for your continued commitment to excellent customer service.

                                     Sincerely,

                                     /s/ Leo F. Mullin
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                                     Leo F. Mullin
                                     Chairman of the Board and
                                     Chief Executive Officer